Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Collects Outstanding Balance of $7 Million
from Panamanian State-Owned Water Authority

London, U.K., January 20, 2010 - Cascal N.V. (NYSE: HOO), a leading provider of water and wastewater services in eight countries, today announced that its wholly owned subsidiary, Aguas de Panama, SA, (“APSA”), has successfully collected the outstanding balance of approximately $7 million due from Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”), the Panamanian state-owned water authority.

APSA had been in discussions for more than two years with Panamanian authorities to resolve the issue of non-payment of rate increases applied for in accordance with the terms of its contract with IDAAN. Consistent with these discussions, IDAAN formally approved all of the rate increases applied for by APSA, accepted all of the corresponding invoices and sourced the necessary funds from the Ministry of Finance.

“We are pleased to have received the outstanding funds which finally put this issue behind us, while increasing our liquidity and reducing our net debt,” said Stephane Richer, Cascal’s Chief Executive Officer. “The successful conclusion of this matter is the result of very productive meetings we had last summer with Panamanian governmental officials and senior representatives of IDAAN. As always, APSA remains committed to providing high quality water serving a population of 300,000 people in Panama and fulfilling its obligations under the terms of the contract.”

About Cascal N.V.

Cascal provides water and wastewater services to its customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.7 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the future of our operations in Panama. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1, 2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

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